UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Amendment No. 2
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

VALIDUS HOLDINGS, LTD.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Shares, par value $0.175
(Title of Class of Securities)
G9319H102
(CUSIP Number of Class of Securities)

Validus Holdings, Ltd.
Attention: Robert F. Kuzloski, Esq.
29 Richmond Road, Pembroke, Bermuda HM 08
(441) 278-9000
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copy to:
Stephen F. Arcano, Esq.
Todd E. Freed, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036
(212) 735-3000
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$300,000,000	$21,390

(1)	Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase for not more than $300,000,000 an aggregate of up to 12,500,000 common shares of Validus Holdings, Ltd. at a purchase price of not more than $27.50 and not less than $24.00 per share in cash.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $71.30 per $1,000,000 of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$21,390
Form or Registration No.:	Schedule TO
Filing Party:	Validus Holdings, Ltd.
Date Filed:	May 10, 2010
☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 11. Additional Information
Item 12. Exhibits
SIGNATURE
EX-99.A.5.B

     This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) by Validus Holdings, Ltd., a Bermuda exempted company (“Validus” or the “Company”), on May 10, 2010, as amended and supplemented by Amendment No. 1 to the Schedule TO filed with the SEC on May 18, 2010 (collectively, the “Schedule TO”), in connection with Validus’ offer to purchase, for not more than $300,000,000 cash, up to 12,500,000 of its common shares, which includes voting common shares, par value $0.175 per share (the “Voting Common Shares”) and non-voting common shares, par value $0.175 per share (together with the Voting Common Shares, the “Shares”), pursuant to (i) auction tenders at prices specified by the tendering shareholders of not greater than $27.50 nor less than $24.00 per Share or (ii) purchase price tenders, in either case upon the terms and subject to the conditions described in the Offer to Purchase, dated May 10, 2010 (the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the Letter of Transmittal (the “Letter of Transmittal”), a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO, which, as they may be amended or supplemented from time to time, constitute the “Tender Offer.”
     The information in the Offer to Purchase and the Letter of Transmittal is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Item 11. Additional Information.
Item 11 of the Schedule TO is hereby amended and supplemented to add at the end thereof the following:
“On June 9, 2010, the Company issued a press release announcing the preliminary results of the Tender Offer, which expired at 5:00 p.m., New York City time, on June 8, 2010. A copy of the press release is filed as Exhibit (a)(5)(B) to this Schedule TO and is incorporated herein by reference.”
Item 12. Exhibits.

Exhibit No.	Description
(a)(5)(B)	Press release announcing preliminary results of the Tender Offer, dated June 9, 2010.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VALIDUS HOLDINGS, LTD.
By:	/s/ Joseph E. (Jeff) Consolino
	Name:	Joseph E. (Jeff) Consolino
	Title:	Executive Vice President and Chief Financial Officer

Date: June 9, 2010

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated May 10, 2010.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees,
dated May 10, 2010.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and
Other Nominees, dated May 10, 2010.*

(a)(1)(F)	Summary Advertisement, dated May 10, 2010.*

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press release announcing the Tender Offer, dated May 6, 2010 (incorporated by reference from the Company's Form 8-K filed with the SEC on May 7, 2010).

(a)(5)(B)	Press release announcing preliminary results of the Tender Offer, dated June 9, 2010.

(b)	None.

(d)(1)	Shareholders’ Agreement dated as of December 12, 2005 among Validus Holdings, Ltd.
and the Shareholders Named Therein (incorporated by reference from Form S-1, SEC File
No. 333-139989).

(d)(2)	Validus Holdings, Ltd. 2005 Amended & Restated Long-Term Incentive Plan (incorporated by reference from Form S-1, SEC File No. 333-139989).

(d)(3)	Form of Pre-IPO Restricted Share Agreement for Executive Officers (incorporated by reference from Form S-1, SEC File No. 333-139989).

(d)(4)	Form of Post-IPO Restricted Share Agreement for Executive Officers (bonus shares)
(incorporated by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, filed with the SEC on March 6, 2008).

(d)(5)	Form of Post-IPO Restricted Share Agreement for Executive Officers (LTIP grant)
(incorporated by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 2007, filed with the SEC on March 6, 2008).

(d)(6)	Form of Restricted Share Agreement at Talbot Acquisition Date for Messrs. Atkin,
Bonvarlet and Carpenter (incorporated by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 2007, filed with the SEC on March 6,
2008).

(d)(7)	Amended and Restated Restricted Share Agreement between Validus Holdings, Ltd. and
Edward J. Noonan (incorporated by reference from Form S-1, SEC File No. 333-139989).

Exhibit No.	Description
(d)(8)	Amended and Restated Restricted Share Agreement between Validus Holdings, Ltd. and
George P. Reeth (incorporated by reference from Form S-1, SEC File No. 333-139989).

(d)(9)	Stock Option Agreement between Validus Holdings, Ltd. and Edward J. Noonan
(incorporated by reference from Form S-1, SEC File No. 333-139989).

(d)(10)	Stock Option Agreement between Validus Holdings, Ltd. and George P. Reeth
(incorporated by reference from Form S-1, SEC File No. 333-139989).

(d)(11)	Form of Stock Option Agreement for Executive Officers prior to 2008 (incorporated by reference from Form S-1, SEC File No. 333-139989).

(d)(12)	Form of Stock Option Agreement for Executive Officers commencing in 2008
(incorporated by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 2007, filed with the SEC on March 6, 2008).

(g)	None.

(h)	None.

*	Previously filed with the Schedule TO on May 10, 2010.